

June 24, 2013

Via E-mail
Robert A. Riecker
Vice President, Controller and Chief
Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Sears Holdings Corporation**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 20, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 28, 2013**
> **File No. 0-51217**

Dear Mr. Riecker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

1. Please disclose why management believes the presentation of non-GAAP financial measures, including Adjusted EBITDA, Adjusted EPS and results of operations on an "As Adjusted" basis provides useful information to investors regarding your financial condition and results of operations in your discussion of the non-GAAP financial measures on pages 25 and 27. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K. Please note that this comment also

applies to other periodic reports that include the presentation of non-GAAP financial measures.

2. Please disclose the decrease in revenues attributable to the decline in Kmart and Sears Full-line stores and the decrease in comparable store sales in dollars in your discussion and analysis of revenues and comparable store sales set forth in your discussion and analysis of consolidated results on pages 28 and 30 and business segment results on pages 33, 34, 35, 37, 38 and 39 or tell us why disclosure of this information is not meaningful to investors in light of the declining trend in the number of Kmart and Full-line stores in operation.

3. We note that the adjustments to determine Adjusted EBITDA includes your domestic pension expense, which includes amortization of actuarial gains and losses. Since you present a non-GAAP measure that removes the amortization, please disclose that:

    -   Net income reflects the amortization of actuarial gains/losses of the domestic pension plan arising from prior periods;

    -   Actuarial gains/losses represent the effect of experience differing from assumptions, including the difference between actual and expected plan asset returns, and the effects of changes in assumptions over the life of the plan;

    -   Adjusted EBITDA, excludes amortization of actuarial gains/losses arising in prior periods, and as a result, Adjusted EBITDA reflects an expected return on plan assets; and

    -   The amounts of the expected return on plan assets and the actual return on plan assets for each year presented and the average expected return on plan assets as a percentage of plan assets for each year presented.

Holdings' Consolidated Results, page 24

4. Please disclose the dollar amount of online sales included in comparable store sales amounts for each year presented in the last paragraph on page 24 or tell us why disclosure of on-line sales is not meaningful to investors given your capital investments in online and mobile shopping capabilities and enhancements to your SHOP YOUR WAY Membership platform disclosed in your discussion of investing activities and cash flows on page 41.

Analysis of Consolidated Financial Condition, page 40
Contractual Obligations and Off-Balance Sheet Arrangements, page 47

5. Please include other long-term liabilities in the table or include a discussion of other long-term liabilities to the extent necessary for an understanding of the timing and amount of the obligations.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 61

Note 3 – Borrowings, page 71
Domestic Credit Agreement, page 72

6. We note that the domestic credit agreement limits your ability to pay dividends under certain circumstances. Please tell us the nature of the restrictions in more detail and your consideration of providing the disclosures required by Rules 4-08(e)(1) and (2) of Regulation S-X.

Note 7 – Benefit Plans, page 78
Pension Plans, page 79

7. Please tell us how you determined the discount rates used in the measurement of plan obligations at the most recent balance sheet date and why you believe the discount rates are reasonable based on the expected dates and amounts of cash outflows associated with retiree pension benefits.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 20
Fiscal Year 2012 Compensation Decisions, page 23
2012 Annual Incentive Plan Opportunity, page 24

8. We note that you made payments to Messrs. Drobny and Jooma under the annual incentive plan because "certain BO goals were achieved in fiscal year 2012." Please disclose these goals and the levels at which they were achieved. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Robert A. Riecker
Sears Holdings Corporation
June 24, 2013
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: William K. Phelan, Senior Vice President, Finance